UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934




                          21st CENTURY HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    90136Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               CUSIP No. 90136Q100


    1       NAMES OF REPORTING PERSONS          Ronald A. Raymond
                                      ------------------------------------------

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                                               -----------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY
                         -------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                --------------------------------

        NUMBER OF               5      SOLE VOTING POWER          309,159
          SHARES                                          ----------------------
       BENEFICIALLY             6      SHARED VOTING POWER              0
         OWNED BY                                          ---------------------
           EACH                 7      SOLE DISPOSITIVE POWER     309,159
        REPORTING                                          ---------------------
          PERSON                8      SHARED DISPOSITIVE POWER         0
          WITH:                                                -----------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,159
                                                                        --------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        9.77 (1)
                                                           ---------------------

    12      TYPE OF REPORTING PERSON (See Instructions)          IN
                                                       -------------------------

1. Calculated on the basis of 3,165,201 shares of Common Stock outstanding on May 9, 2001.

Item 1(a).        Name of Issuer:

                  21st Century Holding Company

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4161 NW 5th Street
                  Plantation, FL  33317

Item 2(a).        Name of Person Filing:

                  Ronald A. Raymond

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  P.O. Box 6037
                  Fort Lauderdale, FL 33310

Item 2(c).        Citizenship:  See Item 4 on Cover Page

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP Number:

                  90136Q100

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:    309,159 shares.
                                                      --------------------------

                  (b)      Percent of Class:    9.77% (1)
                                            ------------------------------------

1. Calculated on the basis of 3,165,201 shares of Common Stock outstanding on May 9, 2001.


                  (c)      Number of shares as to which such person has:

                          (i)      sole power to vote or to direct to vote              309,159 shares
                                                                                    --------------------------

                          (ii)     shared power to vote or to direct the vote           0
                                                                                    --------------------------

                          (iii)    sole power to dispose or to direct the
                                   disposition of                                       309,159 shares
                                                                                    --------------------------

                          (iv)     shared power to dispose or to direct
                                   disposition of                                               0
                                                                                    --------------------------


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2001                                /s/  Ronald A. Raymond
                                                    ----------------------
                                                    Ronald A. Raymond